UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50378

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __NexTrend Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__State of Texas Address Confidentiality_____
(No. and Street)

__Austin__	__TX__	__78711__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Mark Cherlin__	__(214) 668-1133__	__mcherlin@nextrendsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA_____
(Name – if individual, state last, first, and middle name)

__2121 Avenue of the Stars__	__Century City__	__CA__	__90067__
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NON CONFIDENTIAL - PUBLIC COPY

OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NexTrend Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BAYLON E HALL
Notary Public
STATE OF TEXAS
My Comm. Exp. 07-21-27
Notary ID # 13446846-8

1/13/25

Notary Public

Signature:

Title: President & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Borad of Directors and the Stockholder of NexTrend Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NexTrend Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2024.
Century City, California
January 09, 2025

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	43,254
Prepaid Expenses		5,613
Total assets	$	48,867

Liabilities and Stockholder's Equity

Liabilities

Accrued liabilities	$	500
Accounts payable		1,365
Total liabilities		1,865

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		-
Additional paid-in capital		1,024,856
Accumulated deficit		(977,854)
Total stockholder's equity		47,002
Total liabilities and stockholder's equity	$	48,867

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2024

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas on July 24, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a subsidiary of NexTrend Technologies, Inc. (the "Parent").

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – The Company states receivables at estimated net collectible value. The receivables are generally fully collected within 30 days. An allowance for accounts receivable is made against uncollectible amounts.

Revenue – The Company earns its revenues from fees and services associated with 1031 Delaware Statutory Trust real estate products which are Reg D private placement offerings. The revenues are recorded when the transaction is closed. The Firm also receives compensation and reimbursement from the sponsor related to due diligence. The Company is reimbursed for expenses incurred in accordance with the terms and conditions of the agreements.

Outside Services – Outside Services are recorded when transactions are closed.

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent company reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income, and expense items are treated as though they were owned, held or incurred by the parent corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2021 to the present, generally for three years after they are filed.

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 3 – Accounts Receivable

Accounts receivables are stated net of uncollectible amounting to $0 at December 31, 2024. No reserve for uncollectible accounts existed at December 31, 2024.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2024

Note 4 – Related Party

The Company uses office space provided by the Parent company. Per the Expense Sharing Agreement, the Parent company may charge up to $12,500 per year for the use of office space. No rent was charged for the year ended December 31, 2024.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $41,389 which was $36,389 more than its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Note 6 – Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Recently Issued Accounting Pronouncements

New accounting pronouncements are incorporated into the Accounting Standards Codification ("ASC") through the issuance of Accounting Standards Updates ("ASU's"). For the year ending December 31, 2024, various ASU's issued by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncement has either limited or no application to the Company and would not have a material impact on the financial statements taken as a whole.

Note 8 – Equity

Certain prior year amounts have been reclassified to conform with the current year's presentation. These changes had no impact on previously reported results of operations or total equity on the Financial Statements taken as a whole.

Note 9 – Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.